UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

1. QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEET

	Millions of yen
	As of June 30, 2010
Assets
Cash and Due from Banks	¥	*2	4,314,710
Call Loans and Bills Purchased			256,949
Receivables under Resale Agreements			7,488,473
Guarantee Deposits Paid under Securities Borrowing Transactions			5,039,824
Other Debt Purchased			1,996,691
Trading Assets		*2	15,081,201
Money Held in Trust			83,493
Securities		*2, *4	42,997,706
Loans and Bills Discounted		*1, *2	61,830,332
Foreign Exchange Assets			675,921
Derivatives other than for Trading Assets			6,970,927
Other Assets		*2	3,041,678
Tangible Fixed Assets		*2, *3	930,712
Intangible Fixed Assets			427,163
Deferred Tax Assets			485,805
Customers’ Liabilities for Acceptances and Guarantees			3,663,019
Reserves for Possible Losses on Loans			(874,301)
Reserve for Possible Losses on Investments			(29)

Total Assets			154,410,282

Liabilities
Deposits			75,980,919
Negotiable Certificates of Deposit			9,987,969
Debentures			1,317,165
Call Money and Bills Sold			5,891,706
Payables under Repurchase Agreements			12,828,921
Guarantee Deposits Received under Securities Lending Transactions			7,732,479
Trading Liabilities			8,241,988
Borrowed Money			6,007,904
Foreign Exchange Liabilities			178,045
Short-term Bonds			547,697
Bonds and Notes			5,010,087
Due to Trust Accounts			1,083,092
Derivatives other than for Trading Liabilities			6,142,634
Other Liabilities			3,800,469
Reserve for Bonus Payments			10,383
Reserve for Employee Retirement Benefits			34,150
Reserve for Director and Corporate Auditor Retirement Benefits			1,833
Reserve for Possible Losses on Sales of Loans			12,897
Reserve for Contingencies			14,368
Reserve for Reimbursement of Deposits			13,675
Reserve for Reimbursement of Debentures			11,290
Reserves under Special Laws			1,378
Deferred Tax Liabilities			12,617
Deferred Tax Liabilities for Revaluation Reserve for Land			98,649
Acceptances and Guarantees			3,663,019

Total Liabilities			148,625,347

Net Assets
Common Stock and Preferred Stock			1,805,565
Capital Surplus			552,135
Retained Earnings			869,073
Treasury Stock			(3,868)

Total Shareholders’ Equity			3,222,905

Net Unrealized Gains on Other Securities, net of Taxes			92,484
Net Deferred Hedge Gains, net of Taxes			113,894
Revaluation Reserve for Land, net of Taxes			138,048
Foreign Currency Translation Adjustments			(96,205)

Total Valuation and Translation Adjustments			248,222

Stock Acquisition Rights			1,684
Minority Interests			2,312,123

Total Net Assets			5,784,935

Total Liabilities and Net Assets	¥		154,410,282

(2) CONSOLIDATED STATEMENT OF INCOME

	Millions of yen
	For the three months ended June 30, 2010
Ordinary Income	¥		713,160
Interest Income			362,570
Interest on Loans and Bills Discounted			229,010
Interest and Dividends on Securities			80,428
Fiduciary Income			10,579
Fee and Commission Income			127,889
Trading Income			79,335
Other Operating Income			96,039
Other Ordinary Income		*1	36,745

Ordinary Expenses			501,465
Interest Expenses			89,898
Interest on Deposits			29,584
Interest on Debentures			2,132
Fee and Commission Expenses			25,974
Trading Expenses			34
Other Operating Expenses			17,688
General and Administrative Expenses			327,576
Other Ordinary Expenses		*2	40,293

Ordinary Profits			211,694

Extraordinary Gains		*3	11,316

Extraordinary Losses		*4	4,785

Income before Income Taxes and Minority Interests			218,224

Income Taxes:
Current			5,937
Deferred			38,053
Total Income Taxes			43,991

Income before Minority Interests			174,233

Minority Interests in Net Income			24,385

Net Income	¥		149,847

(3) CONSOLIDATED STATEMENT OF CASH FLOWS

Millions of yen
For the three months ended June 30, 2010
Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥218,224
Depreciation	40,298
Losses on Impairment of Fixed Assets	998
Equity in (Income) from Investments in Affiliates	(1,381)
Increase (Decrease) in Reserves for Possible Losses on Loans	(5,432)
Increase (Decrease) in Reserve for Possible Losses on Investments	(0)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(1,610)
Increase (Decrease) in Reserve for Contingencies	(440)
Increase (Decrease) in Reserve for Bonus Payments	(37,774)
Increase (Decrease) in Reserve for Employee Retirement Benefits	(87)
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(278)
Increase (Decrease) in Reserve for Reimbursement of Deposits	(1,072)
Increase (Decrease) in Reserve for Reimbursement of Debentures	465
Interest Income - accrual basis	(362,570)
Interest Expenses - accrual basis	89,898
Losses (Gains) on Securities	(73,574)
Losses (Gains) on Money Held in Trust	21
Foreign Exchange Losses (Gains) - net	357,353
Losses (Gains) on Disposition of Fixed Assets	839
Decrease (Increase) in Trading Assets	(1,250,391)
Increase (Decrease) in Trading Liabilities	790,542
Decrease (Increase) in Derivatives other than for Trading Assets	28,764
Increase (Decrease) in Derivatives other than for Trading Liabilities	(408,095)
Decrease (Increase) in Loans and Bills Discounted	7,662
Increase (Decrease) in Deposits	(39,287)
Increase (Decrease) in Negotiable Certificates of Deposit	(197,587)
Increase (Decrease) in Debentures	(200,631)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(3,634,277)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(129,752)
Decrease (Increase) in Call Loans, etc.	(333,666)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	705,076
Increase (Decrease) in Call Money, etc.	1,345,823
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	1,116,966
Decrease (Increase) in Foreign Exchange Assets	19,706
Increase (Decrease) in Foreign Exchange Liabilities	5,346
Increase (Decrease) in Short-term Bonds (Liabilities)	55,300
Increase (Decrease) in Bonds and Notes	199,170
Increase (Decrease) in Due to Trust Accounts	57,660
Interest and Dividend Income - cash basis	369,444
Interest Expenses - cash basis	(109,909)
Other - net	(59,948)

Subtotal	(1,438,204)

Cash Refunded (Paid) in Income Taxes	(12,359)

Net Cash Provided by (Used in) Operating Activities	¥(1,450,563)

	Millions of yen
		For the three months ended June 30, 2010
Cash Flow from Investing Activities
Payments for Purchase of Securities	¥		(29,558,942)
Proceeds from Sale of Securities			27,260,714
Proceeds from Redemption of Securities			3,167,442
Payments for Increase in Money Held in Trust			(6,860)
Proceeds from Decrease in Money Held in Trust			42,750
Payments for Purchase of Tangible Fixed Assets			(14,688)
Payments for Purchase of Intangible Fixed Assets			(29,547)
Proceeds from Sale of Tangible Fixed Assets			22
Proceeds from Sale of Intangible Fixed Assets			9

Net Cash Provided by (Used in) Investing Activities			860,899

Cash Flow from Financing Activities
Payments for Redemption of Subordinated Bonds			(228,457)
Proceeds from Investments by Minority Shareholders			735
Cash Dividends Paid			(111,356)
Cash Dividends Paid to Minority Shareholders			(14,397)
Payments for Repurchase of Treasury Stock			(0)
Proceeds from Sale of Treasury Stock			2

Net Cash Provided by (Used in) Financing Activities			(353,474)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents			964

Net Increase (Decrease) in Cash and Cash Equivalents			(942,174)

Cash and Cash Equivalents at the beginning of the period			4,678,783

Cash and Cash Equivalents at the end of the period	¥	*1	3,736,609

(CHANGES OF FUNDAMENTAL AND IMPORTANT MATTERS FOR THE PREPARATION OF QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS)

For the three months ended June 30, 2010

1. Change in the Scope of Consolidation

(1) Change in the Scope of Consolidation

From the first quarter, Mountain Capital CLO III Ltd. and three other companies were newly consolidated according to “PITF No. 18 Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements,” as there were consolidated in the consolidated financial statements of a foreign subsidiary under US GAAP.

From the first quarter, Tokyo Valuation Research Co., Ltd. and three other companies were excluded from the scope of consolidation as they ceased to be subsidiaries of MHFG as the result of a merger and other factors.

(2) Number of consolidated subsidiaries after the change: 162

2. Change in the Standards of Accounting Method

(1) Accounting Standard for Equity Method of Accounting for Investments and Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method

Mizuho Financial Group has applied “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, March 10, 2008) and “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (PITF No. 24, March 10, 2008) beginning with the first quarter of fiscal 2010.

This application does not affect the financial statements.

(2) Adoption of Accounting Standard for Asset Retirement Obligation

Mizuho Financial Group has applied “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No. 18, March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008) beginning with the first quarter of fiscal 2010.

As a result, Ordinary Profits decreased by ¥158 million and Income before Income Taxes and Minority Interests decreased by ¥3,194 million. The change in Asset Retirement Obligations (which is in “Other Liabilities”) due to commencement of application of the accounting standards is ¥6,115 million.

(SIMPLIFIED ACCOUNTING METHODS)

For the three months ended June 30, 2010

1. Depreciation

As for tangible fixed assets that are depreciated by the declining-balance method, the depreciation expense is computed by the proportional distribution of the depreciation expense for the fiscal year.

2. Reserves for Possible Losses on Loans

For the claims mentioned below, reserves for possible losses on loans are maintained at the estimated rate of losses for the fiscal 2009.

a. The claims other than the claims extended to “Bankrupt Obligors” and “Substantially Bankrupt Obligors.”

b. The claims other than the claims extended to “Intensive Control Obligors” for which reserves are provided for the losses estimated for each individual loan.

(CHANGES IN PRESENTATION OF FINANCIAL STATEMENTS)

For the three months ended June 30, 2010

(Consolidated Balance Sheet)

During the first quarter of the previous fiscal year, the points for the future use of Mizuho Mileage Club were abolished and the unused balance of points was cleared. In consequence, the total amount of Reserve for Frequent Users Services provided for Mizuho Mileage Club was liquidated. As a result, the amount of Reserve for Frequent Users Services became immaterial, and beginning with the previous interim period, Reserve for Frequent Users Services is included within Other Liabilities. The Reserve for Frequent Users Services included within Other Liabilities as of June 30, 2010 amounted to ¥664 million.

(NOTES TO CONSOLIDATED BALANCE SHEET)

Notes as of June 30, 2010

1.	Loans and Bills Discounted include the following:

Loans to Bankrupt Obligors:	¥68,178 million
Non-Accrual Delinquent Loans:	¥737,870 million
Loans Past Due for Three Months or More:	¥12,560 million
Restructured Loans:	¥500,079 million

The above amounts are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

2.	The following assets were pledged as collateral:

Cash and Due from Banks:	¥130 million
Trading Assets:	¥6,376,059 million
Securities:	¥13,701,861 million
Loans and Bills Discounted:	¥9,237,296 million
Other Assets:	¥101,504 million
Tangible Fixed Assets:	¥209 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥21,233 million, Trading Assets of ¥145,804 million, Securities of ¥2,616,337 million and Loans and Bills Discounted of ¥98,450 million. Other Assets includes guarantee deposits of ¥110,397 million, collateral pledged for derivatives transactions of ¥403,358 million, margins for futures transactions of ¥38,409 million and other guarantee deposits of ¥22,287 million.

3.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥785,047 million.

4.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,115,543 million.

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

For the three months ended June 30, 2010

1.	Other Ordinary Income includes gains on sales of stocks of ¥24,419 million.

2.	Other Ordinary Expenses includes impairment “devaluation” of stocks of ¥10,677 million and losses on write-offs of loans of ¥10,176 million.

3.	Extraordinary Gains includes gains on recovery of written-off claims of ¥10,153 million.

4.	Extraordinary Losses includes Losses of ¥2,938 million at the beginning of the period by the adoption of Accounting Standard for Asset Retirement Obligation described in “Change in the Standards of Accounting Method” and Losses on Impairment of Fixed Assets of ¥998 million.

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

For the three months ended June 30, 2010

1.	Cash and Cash Equivalents at the end of the quarterly period on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the quarterly consolidated balance sheet as follows:

As of June 30, 2010	Millions of yen
Cash and Due from Banks	¥4,314,710
Due from Banks excluding central banks	(578,101)

Cash and Cash Equivalents	¥3,736,609

(INFORMATION FOR SHAREHOLDERS’ EQUITY)

1. Types and number of issued shares and of treasury stock are as follows:

Thousands of Shares
As of June 30, 2010
Issued shares
Common stock	15,515,814
Eleventh Series Class XI Preferred Stock	914,752
Thirteenth Series Class XIII Preferred Stock	36,690

Total	16,467,256

Treasury stock
Common stock	6,912
Eleventh Series Class XI Preferred Stock	421,971

Total	428,883

2. Stock acquisition rights and treasury stock acquisition rights are as follows:

Category		Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)	Balance as of June 30, 2010 (Millions of yen)
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)

	Stock acquisition rights as stock option	—		1,202

Consolidated subsidiaries (Treasury stock acquisition rights)		—		481 (—)

Total		—		1,684 (—)

3. Cash dividends distributed by MHFG are as follows:

Resolution			Types	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
	June 22, 2010		Common Stock	123,880	8	March 31, 2010	June 22, 2010	Retained earnings

[	Ordinary General Meeting of Shareholders	]	Eleventh Series Class XI Preferred Stock	9,985	20	March 31, 2010	June 22, 2010	Retained earnings

			Thirteenth Series Class XIII Preferred Stock	1,100	30	March 31, 2010	June 22, 2010	Retained earnings

(BUSINESS SEGMENT INFORMATION)

1. Summary of reportable segment

The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) in accordance with internal managerial accounting rules and practices.

MHFG manages its business portfolio through the three Global Groups: the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of MHCB and MHSC, the Global Retail Group consists primarily of MHBK and MHIS, and the Global Asset & Wealth Management Group consists primarily of MHTB.

Operating segments of MHCB and MHBK are aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

[The Global Corporate Group]

[MHCB (1)]

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(Domestic (2))

This segment consists of the following three units of MHCB: corporate banking, global investment banking, and global transaction banking. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

(International (3))

This segment primarily offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(Trading and others (4))

This segment consists of the global markets unit, and the global asset management unit. This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

[MHSC (5)]

Mizuho Securities is the securities arm of the Global Corporate Group and provides full-line securities services to corporations, financial institutions, public sector entities and individuals.

The former Mizuho Securities and Shinko Securities merged to the new Mizuho Securities in May, 2009.

[Others (6)]

This segment consists of MHCB’s subsidiaries other than MHSC. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

[The Global Retail Group]

[MHBK (7)]

MHBK is the main operating company of the Global Retail Group. MHBK provides banking and other financial services primarily to individuals, SMEs and middle-market corporations through its domestic branch and ATM network.

(Retail banking (8))

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products, and consulting services, to MHBK’s individual customers through its nationwide branch and ATM network, as well as telephone and Internet banking services.

(Corporate banking (9))

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services, and capital markets financing to SMEs, middle-market corporations, local governmental entities, and other public sector entities in Japan.

(Trading and others (10))

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHBK.

[MHIS (11)]

MHIS offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

[Others (12)]

This segment consists of MHBK’s subsidiaries other than MHIS. These subsidiaries, such as Mizuho Capital and Mizuho Business Financial Center, offer financial products and services in specific areas of business to customers of the Global Retail Group.

[The Global Asset & Wealth Management Group]

[MHTB (13)]

MHTB is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

[Others (14)]

This segment includes companies other than MHTB which are part of the Global Asset & Wealth Management Group. These companies include Trust & Custody Service Bank, Mizuho Asset Management and Mizuho Private Wealth Management. They offer products and services related to private banking, trust and custody, and asset management.

[Others (15)]

This segment consists of MHFG and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, the MHFG Group offers non-banking services including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy.

2. Gross profits (excluding the amounts of credit costs of trust accounts) and the net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by business segment

For the three months ended June 30, 2010

	Millions of yen
	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management
		MHCB							MHBK
		(1)	Domestic(2)	Inter- national (3)	Trading and others (4)	MHSC (5)	Others (6)		(7)	Retail banking (8)	Corporate banking (9)	Trading and others (10)	MHIS (11)	Others (12)		MHTB (13)	Others (14)	Others (15)	Total
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	111,516	100,329	39,900	21,100	39,329	(1,995)	13,181	154,017	143,473	61,600	64,900	16,973	133	10,410	11,535	11,278	257	(4,397)	272,672
Net noninterest income	155,780	96,095	22,700	12,600	60,795	45,092	14,592	77,886	63,732	6,700	26,600	30,432	12,525	1,629	31,498	20,898	10,600	4,980	270,146

Total	267,297	196,425	62,600	33,700	100,125	43,097	27,774	231,904	207,205	68,300	91,500	47,405	12,658	12,040	43,033	32,176	10,857	583	542,818

General and administrative expenses (excluding Non-Recurring Losses)	120,114	57,776	23,300	15,700	18,776	40,376	21,961	152,776	140,873	60,300	58,000	22,573	9,988	1,914	32,724	22,955	9,769	372	305,987

Others	(14,035)	—	—	—	—	—	(14,035)	(4,015)	—	—	—	—	—	(4,015)	(842)	—	(842)	(394)	(19,288)

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	133,147	138,649	39,300	18,000	81,349	2,721	(8,223)	75,112	66,331	8,000	33,500	24,831	2,670	6,110	9,466	9,221	244	(183)	217,542

Notes:	(1)	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
	(2)	“Others (6)”, “Others (12)”, and “Others (14)” include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. “Others (15)” include elimination of transactions between the Global Groups.

3. The difference between the total of the net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) and the Net Income recorded in Consolidated Statement of Income, and the contents of the difference.

The total amount of the above net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting and the amount of Net Income recorded in Consolidated Statement of Income are not the same amount. The contents of the difference for the first quarter is as follows:

Millions of yen
Amount
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)
Total amount of the above segment information	217,542
Credit Costs of Trust Accounts,	—
General and Administrative Expenses (non-recurring Losses)	(21,588)
Expenses related to Portfolio Problem	(13,564)
Net Gains (Losses) related to Stocks	9,336
Net Extraordinary Gains (Losses)	6,530
Others	19,968

Net Income recorded in Consolidated Statement of Income	218,224

(Additional Information)

Mizuho Financial Group has applied “Accounting Standard for Disclosures about Segments of an Enterprise and Related information (ASBJ Statement No. 17, March 27, 2009)” and “Guidance on the Accounting Standard for Disclosures about Segments of an Enterprise and Related information (ASBJ Guidance No. 20, March 21, 2008)” from this first quarter.

(NOTES TO SECURITIES)

Notes as of June 30, 2010

In addition to “Securities” on the (quarterly) consolidated balance sheet, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1.	Bonds Held to Maturity which have readily determinable fair value:

	Millions of yen
As of June 30, 2010	Amount on Consolidated BS	Fair Value	Unrealized Gains/Losses (Net)
Japanese Government Bonds	¥750,503	¥760,640	¥10,136
Japanese Corporate Bonds	¥2,919	¥2,932	¥13

Total	¥753,422	¥763,572	¥10,150

Note: Fair value is primarily based on the market price at the consolidated balance sheet date.

2.	Other Securities which have readily determinable fair value:

	Millions of yen
As of June 30, 2010	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses (Net)
Japanese Stocks	¥2,573,773	¥2,771,432	¥197,659
Japanese Bonds	30,798,870	30,907,774	108,903
Japanese Government Bonds	27,069,922	27,146,140	76,218
Japanese Local Government Bonds	186,388	190,540	4,152
Japanese Corporate Bonds	3,542,559	3,571,092	28,532
Other	9,570,138	9,426,781	(143,356)
Foreign Bonds	6,848,934	6,863,914	14,979
Other Debt Purchased	1,384,588	1,376,006	(8,581)
Other	1,336,615	1,186,860	(149,754)
Total	¥42,942,783	¥43,105,989	¥163,205

Notes:	1.	Net Unrealized Gains include ¥3,145 million (of loss), which was recognized in the consolidated statement of income by applying the fair-value hedge method and others.

	2.	Fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price, if available, or other reasonable value at the consolidated balance sheet date.

	3.	Certain Other Securities which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the first quarter (impairment (“devaluation”)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (“devaluation”) for the first quarter was ¥14,940 million.

		The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

Securities whose fair value is 50% or less of the acquisition cost,

Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

4.	Floating-rate Japanese Government Bonds

For Floating-rate Japanese Government Bonds within Securities, based on our determination that current market prices may not reflect fair value due to the extremely limited volume of actual transactions, our domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary have applied reasonably calculated prices as book value for the first quarter.

In deriving the reasonably calculated price, we used the Discounted Cash Flow Method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

5.	Securitization Products

With respect to the credit investments in securitization products made as an alternative to loans by the European and North American offices of our domestic consolidated banking subsidiaries, given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value.

In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the Discounted Cash Flow Method. The price decision variables include default rates, recovery rates, pre-payment rates and discount rates, and the subject Securities included Residential Mortgage-Backed Securities, Collateralized Loan Obligations, Commercial Mortgage-Backed Securities and other Asset Backed Securities.

(NOTES TO MONEY HELD IN TRUST)

Notes as of June 30, 2010

1.	Money Held in Trust Held to Maturity:

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

	Millions of yen
As of June 30, 2010	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses (Net)
Other in Money Held in Trust	¥1,046	¥1,020	¥(25)

Note:	Fair value of Other is determined at the quoted market price, if available, or other reasonable value at the consolidated balance sheet date and other.

(SUBSEQUENT EVENTS)

MHFG’s Board of Directors, at the meeting held on June 25, 2010, resolved to issue new shares and conduct a secondary offering of its shares and to withdraw the shelf registration (registered on May 14, 2010) statement in Japan for future equity issuances.

Furthermore, issue price and others concerning the issuance of new shares and the secondary offering of shares were determined on July 13, 2010 and implemented as described below.

(1) Issuance of New Shares by way of Offering (Public Offering)

a. Number of Shares to be Offered:	5,609,000,000 shares
b. Total Amount to be Paid:	¥702,639,430,000
c. Payment Date:	July 21, 2010

(2) Secondary Offering of Shares (Japanese Secondary Offering by way of Over-Allotment)

a. Number of Shares to be Sold:	391,000,000 shares
b. Total Amount of Selling Price:	¥50,830,000,000
c. Delivery Date:	July 22, 2010

(3) Issuance of New Shares by way of Third-Party Allotment

a. Number of Shares to be Issued:	391,000,000 shares
b. Total Amount to be Paid:	¥48,980,570,000
c. Payment Date:	July 30, 2010

As a result of the issuance of new shares, MHFG’s “Common Stock and Preferred Stock” increased by ¥375,810,000,000, and MHFG’s “Capital Surplus” increased by ¥375,810,000,000.

[Additional Information]

(Issuance of New Shares by the Spread Method)

The spread method is adopted for the issuance of new shares (5,609,000 thousand shares) with a payment date of July 21, 2010. This is a method where the new shares are underwritten and purchased by the initial purchasers at the amount to be paid to MHFG (¥125.27 per share), and sold by the underwriters to the investors at an issue price (¥130.00 per share) different from the amount to be paid to MHFG.

Using the spread method, the aggregate amount of the difference between (a) the issue price and (b) the amount to be paid to MHFG is retained by the initial purchasers and allocated to each of the underwriters as underwriting fees.